EXHIBIT 99.2
                                                                   ------------


FOR IMMEDIATE RELEASE


CONTACT:   Nigel P. Hebborn, Executive Vice President
           (401) 434-5522 ext. 714
           www.nestor.com

                       NESTOR, INC. REPORTS FOURTH QUARTER
                              AND YEAR-END RESULTS

PROVIDENCE, RI - MARCH 29, 2004- Nestor, Inc. (OTC BB: NESO), a leading provider of video-based traffic safety solutions and services, is pleased to announce fourth quarter and 2003 year-end results, reporting an increase in both Q4 and year-end revenues over the same periods 2002. Revenues for the three-month period ending December 31, 2003 increased 236% to $1,122,000 from $334,000 in 2002, and twelve-month revenues increased 28% to $2,706,000 from $2,122,000 in 2002. Operating expenses for the same twelve-month period were reduced by 60% over the previous year, primarily due to 2002 impairment and restructuring charges that did not recur in 2003. Net losses reported for the quarter and year ended December 31, 2003 were $1,592,000 and $4,890,000, respectively, as compared to net losses of $662,000 and $12,634,000, respectively, in 2002. The Company had cash and short-term investments of approximately $5.4 million at December 31, 2003, versus approximately $309,000 at year-end 2002.

William B. Danzell, Chief Executive Officer of Nestor, Inc. stated, "This past year was an exciting year for Nestor; we are now devoting our resources to our core product, CrossingGuard(R), and revenues from that business alone exceeded revenues from all lines of business in 2002. Our focus and direction over this past year has resulted in tremendous accomplishments, including winning our first statewide automated red light enforcement program, securing attractive financing options for our customers, and increasing the number of installed CrossingGuard systems by over 100%."

Nestor Traffic Systems, Inc. (NTS), a wholly owned subsidiary of Nestor, Inc., is the sole provider of the CrossingGuard Automated Red Light Enforcement System. Through patented image processing technology, NTS has provided video-based enforcement solutions to safety-minded communities since 1998. Combining high-speed video technology, non-invasive installations, multiple evidentiary violation views, and a unique Collision Avoidance feature, NTS offers customers a turnkey solution to improve roadway safety. From initial intersection analysis, to processing and support services, the CrossingGuard suite of services is tailored to meet each customer's specific needs.

Statements in this press release about future expectations, plans and prospects for Nestor, including statements containing the words "expects," "will," and similar expressions, constitute forward-looking statements within the meaning of
Section 21E of the Securities Exchange Act of 1934. We may not achieve the plans, intentions or expectations disclosed in our forward-looking statements and investors should not place undue reliance on our forward-looking statements. Actual results may differ materially from those indicated by such forward-looking statements as a result of various factors, including: market acceptance of our products, competition, patent protection of our technology, and other factors discussed in Exhibit 99.1 to our most recent annual report filed with the SEC. The forward-looking statements included in this press release represent our current views and we specifically disclaim any obligation to update these forward-looking statements in the future.

Detailed financial information is reported in the Nestor, Inc. 2003 Annual Report and may be obtained by contacting the Company directly. CrossingGuard is a registered trademark of Nestor Traffic Systems, Inc. For more information, call (401) 434-5522 or visit www.nestor.com.

                                      # # #

     Nestor, Inc. 400 Massasoit Avenue, Suite 200 East Providence, RI 02914
              Ph: (401) 434-5522 Fax: (401) 434-5809 www.nestor.com